111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

September 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Aisha Adegbuyi and Christian Windsor

Re:	Abacus Life, Inc.

Registration Statement on Form S-1/A

Filed September 18, 2023

File No. 333-274553

Dear Aisha Adegbuyi and Christian Windsor:

On behalf of our client, Abacus Life, Inc. (the “Company” or “Abacus”), we are writing to submit the Company’s responses to your comment letter dated September 27, 2023.

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”), reflecting the Company’s responses to the comments received by the Staff and other updated information. For ease of reference, each comment is printed below in bold, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

September 29, 2023

Form S-1 filed September 26, 2023

Management’s Discussion and Analysis, page 38

1. We note that in the risk factors section, you note that you have potential credit exposure to certain life insurance companies. Revise the management’s discussion and analysis section to specifically identify any life insurance companies that represent more than 10% of the policies that you have acquired in a particular period for sale to investors, or that you hold on your balance sheet. Disclose whether management conducts any ongoing evaluation of your portfolio to identify any new concentrations, or to monitor the financial health of insurance companies that represent significant concentrations of acquired policies.

Response:

Please see page 65 of the amended Registration Statement which includes the following additional section:

Credit Exposure to Insurance Companies

The following table provides information about the life insurance issuer concentrations that exceed 10% of total face value or 10% of total fair value of the Company’s life insurance policies as of June 30, 2023:

Carrier	Percentage of Face Value	Percentage of Fair Value	Carrier Rating
American General Life Insurance Company	14.0%	11.0%	A
ReliaStar Life Insurance Company	6.0%	12.0%	A
Lincoln National Life Insurance Company	14.0%	12.0%	A

The Company reviews the composition of its portfolio with respect to the concentration of life insurance carriers on an ongoing basis. In addition, as a general policy, the Company typically invests in life insurance policies issued by “A-“ rated or better life insurance carriers.

Liquidity and Capital Resources, page 55

2. We note that you are subject to restrictive covenants by the Owl Rock credit facility. Revise this section to disclose your current consolidated net leverage ratio and liquid asset coverage ratio.

Response:

The Company respectively notes that the Owl Rock credit facility was not in place as of June 30, 2023, and as such that information was not included in the Registration Statement. The Company affirms that it is currently in compliance with the net leverage ratio, liquid asset coverage ratio, and all other requirements under the Owl Rock credit facility. In addition, as disclosed in the Use of Proceeds section, the Company intends to use the proceeds of this offering to retire the Owl Rock credit facility, and upon retirement of the credit facility will no longer be subject to such restrictions.

September 29, 2023

Incorporation by Reference, page 124

3. Please revise your prospectus to remove this section or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D.1(b) to Form S-1. Revise Form S-1 to provide all disclosure required by the form that currently is incorporated by reference, including, but not limited to the management’s discussion and analysis, financial statements, risk factors and the description of your business.

Response:

The Company has revised the Registration Statement to remove this section and has added the material that was otherwise incorporated by reference directly into the Registration Statement, in particular with respect to the management’s discussion and analysis.

General

4. We note numerous omitted disclosures in the registration statement. Please fill in all missing information in an amendment filed prior to any request for acceleration, including the fixed interest rate of the notes and your Form T-1 Statement of Eligibility under Trust Indenture Act of 1939 in an amendment filed prior to any request for acceleration.

Response:

The Company acknowledges that it will fill in all missing information in an amendment filed prior to requesting acceleration. Please note the inclusion of Form T-1 as exhibit 25.1 to the Registration Statement.

5. Revise this registration statement consistent with the changes made to the S-1 (333-273411) in response to the staff’s comments on the amendment filed on September 15, 2023.

Response:

Please see the revisions to the Registration Statement, in particular those made beginning on page 19 with respect to the Risk Factor entitled “Life settlements in which we invest are not currently regulated under the federal securities laws, but if deemed to be securities would require significant compliance with federal and state securities laws, which could result in significant additional regulatory burdens on the Company, and limit the Company’s investments, which could have an adverse impact on the Company’s business and results of operations.”

* * *

September 29, 2023

Please contact me at (312) 443-0337 or Rob Evans at (212) 921-2728 with any questions or further comments regarding our responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc: Jay Jackson, Abacus Life, Inc.

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